September 29, 2021

VIA EDGAR CORRESPONDENCE

Jason Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Sixth Street Specialty Lending, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 17, 2021

File No. 001-36364

Dear Mr. Fox:

On behalf of Sixth Street Specialty Lending, Inc. (the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on September 20, 2021 with respect to the above-referenced annual report on Form 10-K filed on February 17, 2021 (the “Annual Report”).

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response.

1.	Please confirm that other income which exceeds 5% of the total income has been stated separately.

Response:

In response to the Staff’s comment, the Company confirms that other income which exceeds 5% of Total Income in the Annual Report has been stated separately. Additionally, the Company confirms that no individual item within the category of Other Income as disclosed in the Annual Report exceeds 5% of Total Income.

Jason Fox

Securities and Exchange Commission

*        *         *        *        *

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc:	Ian Simmonds

Michael Graf

Lucy Lu

                Sixth Street Specialty Lending, Inc.

Adam E. Fleisher

                Cleary Gottlieb Steen & Hamilton LLP